SECURITIES AND EXCHANGE COMMISSION
			      WASHINGTON, DC 20549

				  FORM 12b-25

				       Commission File Number: 0-22122

		     NOTIFICATION OF LATE FILING OF FORM 10-Q

For Period Ended:  December 31, 1997
		  --------------------------------------------

		  Part 1.  Registrant Information

			MICROS-TO-MAINFRAMES, INC.
			--------------------------
			(Full name of registrant)

	614 Corporate Way, Valley Cottage, New York 10989
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		(Address of Principal executive office)


		 Part II.  Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


		  Part III.  Narrative

      The executive officers of the Registrant have recently been occupied with the negotiations and documentation associated with the proposed merger of the Registrant and BTG, Inc. As a result, the Form 10-Q could not be filed within the prescribed time period.
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	Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

	 Frank T. Wong                   (914) 268-5000
	 --------------                ------------------
	    (Name)                     (Telephone number)

(2)     Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
						 [x] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
						 [x] Yes  [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reason for Change: The Registrant anticipates higher corporate revenues but lower profits as compared to the results of operations from the corresponding period for the last fiscal year. This change is anticipated because of increased expenses associated with the expansion of its technical staff, as well as, legal, financial and other costs attributed to the proposed merger of the Registrant and BTG Inc. which was terminated on Friday, February 13, 1998. A reasonable estimate of the results cannot be made at this time because the Registrant has not yet been able to determine the exact costs associated with the proposed merger.

		   MICROS-TO-MAINFRAMES, INC.
	---------------------------------------------
	(Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 18, 1998  By:   /s/ Frank T. Wong
			    ------------------------------
			 Title: Vice-President-Finance
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    Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed and printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

			   ATTENTION:

Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).
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